FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
----------------------------------------------------------------------------
1. Name and Address of Reporting Person
   Wexford Spectrum Investors LLC
   411 West Putnam Avenue, Suite 125
   Greenwich, Connecticut 06830
----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol
   Complete Wellness Centers, Inc. (CMWL)
----------------------------------------------------------------------------
3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

----------------------------------------------------------------------------
4. Statement for Month/Year
   February 1999
----------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)
   August 18, 1998
----------------------------------------------------------------------------
6. Relationship of reporting person to Issuer (Check all applicable)
 (  ) DIRECTOR
 (x ) 10% OWNER
 (  ) OFFICER (GIVE TITLE BELOW)
 (  ) OTHER (SPECIFY TITLE BELOW)

  -----------------------------------------------------

----------------------------------------------------------------------------
7. Individual, or Joint/Group Filing (Check all applicable)
  (x) Form filed by One Reporting Person
  ( ) Form filed by More than One Reporting Person

===========================================================================
TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------
1. Title of Security (Instr. 3)
   Common Stock, par value $.0001665 per share(1)

----------------------------------------------------------------------------
2. Transaction Date (Month/Day/Year)
   December 10, 1998 and February 26, 1999
----------------------------------------------------------------------------
3. Transaction Code (Instr. 8)
   S and J
---------------------------------------------------------------------------
4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      66,436 shares (D)
----------------------------------------------------------------------------
5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 594,103 shares
----------------------------------------------------------------------------
6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4) (D) and (I) (1)
----------------------------------------------------------------------------
7. Nature of Indirect Beneficial Ownership (Instr. 4)
      By management
----------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
============================================================================
TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
----------------------------------------------------------------------------
1. Title of Derivative Security (Instr. 3)
      Senior Convertible Preferred Stock, par value $.01 per share (1) Options to purchase common stock (1)
----------------------------------------------------------------------------
2. Conversion or Exercise Price of Derivative Security
      (1)
----------------------------------------------------------------------------
3. Transaction Date (Month/Day/Year)
    December 10, 1998 and February 26, 1999 (1)
----------------------------------------------------------------------------
4. Transaction Code (Instr. 8)
      S and J
----------------------------------------------------------------------------
5. Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5) Senior Convertible Preferred Stock  2,194 shares (D)
      Option to purchase 3,750 shares of Common Stock   (D)
----------------------------------------------------------------------------
6. Date Exercisable and Expiration Date (Month/Day/Year)
      (1)
----------------------------------------------------------------------------
7. Title and Amount of Underlying Securities (Instr. 3 and 4) Common
   Stock 66,436 shares
----------------------------------------------------------------------------
8. Price of Derivative Securities (Instr. 5)
      (1)
----------------------------------------------------------------------------
9. Number of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4)
   Preferred Stock  19,744 shares
   Options to purchase 30,000 shares of Common Stock
---------------------------------------------------------------------------
10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)
      (D) and (I)
----------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)
      By management
----------------------------------------------------------------------------
EXPLANATION OF RESPONSES:

(1) Imprimis Investors LLC ("Imprimis") and Wexford Spectrum Investors LLC ("Wexford"), the holders of all of the Senior Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") of Complete Wellness Centers, Inc. (the "Company"), entered into a stock purchase agreement, dated as of February 26, 1999 (the "Stock Purchase Agreement"), with RVR Consulting Group, Inc., a [Florida] corporation (the "Buyer") and the Company, pursuant to which Wexford and Imprimis agreed to sell an aggregate of 10,969 shares of the Preferred Stock to the Buyer for a purchase price of $500,000, of which $250,000 was payable on February 26, 1999, and the remaining $250,000 is payable in six equal monthly installments of $41,666.67, commencing on May 1, 1999, with the final monthly installment due and payable on October 1, 1999. Of the 10,969 shares of Preferred Stock being sold, Imprimis sold 8,775 and Wexford sold 2,194. The Preferred Stock is convertible into shares of the common stock, par value $.01 per share (the "Common Stock"), of the Company. As a result of the sale of Preferred Stock, Wexford may be deemed to have sold 62,680 shares of Common Stock.

      The Stock Purchase Agreement provides that, if the Company is delisted from the NASDAQ on or prior to June 30, 1999 because of its failure to meet the minimum tangible net worth test, the Buyer may, within 10 business days of notification of such delisting, elect to demand a refund of all prior installment payments paid to Wexford and Imprimis, and the Buyer's obligation to make further installment payments will terminate. The Buyer will reconvey (the "Reconveyance") to Wexford and Imprimis 50% of the shares of Preferred Stock that it purchased upon receiving the refund payments. Wexford and Imprimis will not be obligated to refund the initial $250,000 payment.

      Wexford and Imprimis have agreed not to convert into Common Stock or sell their remaining Preferred Stock without the consent of the Buyer. However, Wexford and Imprimis may convert into Common Stock or sell (i) 10,969 shares beginning 24 months after the date of the sale to the Buyer;
(ii) an additional 10,969 shares 36 months after the date of the sale to the Buyer (or 13,711 in the event of a Reconveyance); and (iii) an additional 10,969 shares 48 months after the date of the sale to the Buyer (or 13,711 in the event of a Reconveyance).

      The Stock Purchase Agreement provides that if the Buyer engages in a transaction involving the shares of Preferred Stock that it purchased from Wexford and Imprimis, including a sale of such shares, Wexford and Imprimis will have the right to participate in the transaction on a pro rata basis based on their remaining aggregate 98,718 shares of Preferred Stock.

      Wexford and Imprimis also assigned to the Buyer all of their non-economic rights (the "Rights") associated with their ownership of the Preferred Stock, including the right to designate a majority of the Board of Directors of the Company. The Buyer has agreed to designate one individual specified by Wexford and Imprimis to the Company's Board.

      Upon the earlier of (i) five years from the date of the sale to the Buyer or (ii) the on which the closing price for the Company's common stock has equaled or exceeded $10 for twenty consecutive trading days, the Buyer will reassign to Wexford and Imprimis the Rights and the Preferred Stock will cease to be subject to restrictions on transfer.

      The Stock Purchase Agreement also provides that Wexford and Imprimis will restructure and extend the payment terms of loans in an aggregate principal amount of $475,000 to the Company.

      In addition, Wexford may be deemed to have an interest in certain options granted to individuals who are employees of Wexford Management LLC ("Wexford Management"), the manager of Imprimis and Wexford. On December 10, 1999, an option to purchase 3,750 shares of Common Stock, granted to Frederick Simon, an employee of Wexford Management, in connection with his prior services as a director of the Company, expired following his resignation from the Board in September. Wexford may be deemed to have had an interest in all of the shares for which such options were exercisable.

      Wexford Management may, by reason of its status as manager of Imprimis and Wexford, be deemed to own beneficially the Preferred Stock of Imprimis and Wexford and the Common Stock attributable to them as a result.

      Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Preferred Stock of Imprimis and Wexford and the Common Stock attributable to them as a result.


WEXFORD SPECTRUM INVESTORS LLC
**  SIGNATURE OF REPORTING PERSON

      By:   /s/ Frederick Simon                               March 5, 1999
            --------------------------------------            -------------
      Name:     Frederick B. Simon                                DATE
      Title:    Vice President

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).